UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 14, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CTI BioPharma Corp.

File No. 1-12465 - CF#33661

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CTI BioPharma Corp. (formerly Cell Therapeutics, Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 2, 2013, a Form 10-Q filed on July 31, 2013 and a Form 10-Q filed on April 29, 2014.

Based on representations by CTI BioPharma Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.7	10-Q	May 2, 2013	through March 27, 2021
10.1	10-Q	July 31, 2013	through March 27, 2021
10.2	10-Q	July 31, 2013	through March 27, 2021
10.3	10-Q	April 29, 2014	through March 27, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary